Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Fax: (651) 737-2553 Email: gmlarson@mmm.com

May 5, 2008

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                               3M Company

                                                Form 10-K for the Year Ended December 31, 2007

                                                Filed February 15, 2008

                                                File No. 001-03285

Dear Mr. Vaughn:

We refer to your letter dated April 25, 2008 seeking additional information about our response to comment 1 in your letter dated March 28, 2008, commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 15, 2008.  For your convenience, we have repeated the staff’s comment below in italics, followed by our response. As indicated in our letter dated April 14, 2008, we plan to revise future filings as appropriate to address your comments.

1.              We refer you to comment 1 in our letter dated March 28, 2008.  In your response to the comment, you state that you or one of your international affiliates have had contacts with countries identified as state sponsors of terrorism to, among other things, “supply health care products to civilian…hospitals and clinics.”  Please clarify for us whether the health care products were supplied by you, pursuant to U.S. export license, or by an international affiliate.  If the products were supplied by an international affiliate, please tell us into which of the referenced countries the affiliate provided health care products and describe the types of health care products the affiliate provide into each of the countries.

The U.S. Government has granted export authorization to 3M Unitek, a U.S.-based 3M subsidiary, to ship dental products to Syria.  Where not prohibited by U.S. law, 3M Gulf, Ltd., 3M’s independent subsidiary in Dubai, U.A.E., made limited sales of medical tapes and drapes, and dental cement and impression materials to Iran.  All products were provided solely for use in civilian, non-military health care facilities, and were supplied out of 3M Gulf’s inventory or that of its Lebanon subsidiary with no U.S. person facilitation.  U.S.-Government authorized sales and independent 3M Gulf sales of these health care products in 2007 were immaterial, not exceeding $110,000.

In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Sincerely,

Gregg M. Larson

cc: Patrick D. Campbell, Chief Financial Officer, 3M Company